Filed by EMC Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Legato Systems, Inc.
                                                 Commission File No. 000-26130


This filing relates to the proposed merger ("merger") pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. ("Legato"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.


On October 14, 2003, EMC issued the following press release:


                                            CONTACT:    AJ Ragosta, EMC
                                                        508-293-6884
                                                        ragosta_aj@emc.com

                                                        Kathleen O'Boyle,
                                                        Documentum
                                                        925-600-6727
                                                 kathleen.oboyle@documentum.com
                                                 ------------------------------

FOR IMMEDIATE RELEASE


                   EMC ANNOUNCES PLAN TO ACQUIRE DOCUMENTUM,
                        FURTHER ADVANCING INFORMATION
                      LIFECYCLE MANAGEMENT CAPABILITIES

        Information-Centric Leaders Join to Help Organizations Simplify Management of Rapidly Growing Volumes of Unstructured Content


HOPKINTON, Mass., and PLEASANTON, Calif. - October 14, 2003 - EMC Corporation, the leader in information storage, and Documentum, Inc., a leader in enterprise content management software, today announced a definitive agreement for EMC to acquire Documentum in a stock transaction valued at approximately $1.7 billion. EMC's acquisition of Documentum combines two leading information-centric technology companies with a shared commitment to enabling organizations to maximize the value of their information across the enterprise.

         Documentum's enterprise content management software allows organizations to proactively manage their unstructured content - from electronic documents such as Web pages and spreadsheets to medical records and audio/video content - and leverage that content to power business operations and gain competitive advantage. By incorporating intelligent content management with EMC's market-leading open software for data protection, storage management, and information management, and market-leading networked storage platforms, customers will be able to better align their content with their information infrastructure based on its value over time. This combination will enable customers to implement a total information lifecycle management solution for managing unstructured content, from creation and use to archive and disposal.

         Joe Tucci, EMC's President and CEO, said, "Information is one of the most strategic assets in any organization, and EMC technology has helped store, manage and protect vast amounts of information for our customers. Software is central to our strategy of delivering comprehensive information lifecycle management solutions that allow customers to select the appropriate levels of availability, protection and speed of access at every point in the information lifecycle, at the lowest total cost. EMC, Documentum and LEGATO have achieved a combined total of more than $2 billion in software license and support revenues in the most recent 12 months."

         "Much of the information in today's enterprise is unstructured data," continued Tucci. "Documentum enables organizations to organize and manage their growing volumes of unstructured data by leveraging knowledge about that data - information about information. We believe Documentum's rich software development talent, its management strength and depth, its top-notch sales, marketing and services expertise in content management, and its blue-chip customer base will add significant strategic value as EMC continues to evolve."

         Documentum's enterprise content management platform offers the most extensive modular suite of content management and collaboration software in the industry, providing customers with automated document management, records management, Web content management, digital asset management, and collaboration in a single, integrated content platform and repository. Documentum and EMC have successfully worked together since the April 2002 introduction of EMC Centera, the world's first content addressed storage (CAS) solution. Documentum's enterprise content management software platform is one of more than 65 leading applications that have integrated with Centera's open CAS platform under the EMC Developers Program.

         Dave DeWalt, Documentum's President and CEO, said, "As a company we continue to see customers needing enterprise content management expertise, and the need for our products and services is growing and becoming more strategic to our target customers. EMC's significant R&D investments, leadership position in automated networked storage solutions, global distribution and service capabilities, and overall financial strength will provide the scale and resources for Documentum to attain our market potential. As a result, the combination of Documentum and EMC represents an outstanding opportunity for our stockholders, employees, customers and partners."

         Under terms of the agreement, Documentum stockholders will receive
2.175 shares of EMC common stock for each share of Documentum common stock. Based upon the EMC closing stock price of $14.45 on October 13, 2003, the transaction is valued at approximately $1.7 billion, excluding net cash in the business. The acquisition is subject to customary closing conditions, including Documentum's stockholder and regulatory approvals, and is expected to be completed in the first quarter of calendar year 2004. When completed, EMC expects to take a charge in the quarter the transaction is closed for the value of Documentum's in-process research and development costs and other integration expenses. Including the aforementioned charges, the transaction is expected to be dilutive in the first quarter of 2004 by $0.02 per diluted share. The transaction is not expected to materially impact EPS for the remainder of 2004, and is expected to be slightly accretive in 2005.

         Upon completion of the acquisition, EMC intends to operate Documentum as a software division of EMC headquartered in Pleasanton, California, led by Dave DeWalt, Documentum's current CEO. Documentum's sales, marketing and services will remain focused on selling and servicing Documentum's products and solutions.

Conference Call & Webcast

EMC President and CEO Joe Tucci, Documentum President and CEO Dave DeWalt, and EMC Executive Vice President and Chief Financial Officer Bill Teuber will discuss the acquisition on a conference call for financial analysts, investors and the news media at 8:30 a.m. EDT, today. The dial-in numbers are 877-716-4284 (domestic) or 630-395-0047 (international). The pass code to access the call is EMC. For the general public, the call will be webcast with supporting slides at EMC and Documentum's home pages, www.emc.com and www.documentum.com. A replay of the call will be available approximately one hour following the call at 800-947-6436 (domestic) or 402-220-3494 (international).

About EMC

EMC Corporation (NYSE: EMC) is the world leader in information storage systems, software, networks and services, providing automated networked storage solutions to help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

About Documentum

Documentum, Inc. (Nasdaq: DCTM) provides enterprise content management (ECM) solutions that enable organizations to unite teams, content and associated business processes. Documentum's integrated set of content, compliance and collaboration solutions support the way people work, from initial discussion and planning through design, production, marketing, sales, service and corporate administration. With a single platform, Documentum enables people to collaboratively create, manage, deliver and archive the content that drives business operations, from documents and discussions to email, Web pages, records and rich media. For more information, visit Documentum on the Web at www.documentum.com.

Additional Information and Where to Find it

On September 12, 2003, EMC filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC") containing a definitive proxy statement/prospectus regarding the merger. Investors and security holders of EMC and LEGATO are urged to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO because they contain important information about EMC, LEGATO and the merger. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO at the SEC's website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC's filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO's filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO's website at www.legato.com.


                                      ###

Forward Looking Statements

This release contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending;
(iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and
(xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this release.